November 1, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ladenburg Thalmann Alternative Strategies Fund

File Nos. 333-168158 and 811-22440

Dear Sir/Madam:

On behalf of Ladenburg Thalmann Alternative Strategies Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 3 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to incorporate changes regarding the Trust’s investments in a wholly-owned subsidiary.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

831502.3